EXHIBIT A-2

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Shares Sold	Transaction Type	Average Price Per Share
13-June-25	500,000	Open Market Transaction	$12.08
16-June-25	5,907	Open Market Transaction	$12.09
17-June-25	1,689,311	Open Market Transaction	$12.15
18-June-25	500,000	Open Market Transaction	$11.97